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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                Pharmhouse Corp.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    717137103
                                 (CUSIP Number)

 Stanley Pollack, Esq. at Rosenthal & Rosenthal, Inc., 1370 Broadway, New York,
                         New York 10018 (212) 356-1441
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 16, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 717137103                                           PAGE 2 OF 18 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Rosenthal & Rosenthal, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                   -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY                       -0-
  OWNED BY               -------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING                        -0-
   PERSON                -------------------------------------------------------
    WITH                 10      SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            - 0 -
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               / /
                            - 0 -
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            - 0 -
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                            CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 717137103                                          PAGE 3 OF 18 PAGES
-------------------                                          ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Rosenthal, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                   -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY                       -0-
  OWNED BY               -------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING                        -0-
   PERSON                -------------------------------------------------------
    WITH                 10      SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            - 0 -
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /
                            - 0 -
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            - 0 -
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 2 TO SCHEDULE 13D


         This Amendment No. 2 dated July 22, 1997 to Schedule 13D amends the
Schedule 13D relating to shares of Common Stock, par value $.01 per share (the "Shares"), of Pharmhouse Corp. (formerly known as S.E. Nichols Inc.) filed with the Securities and Exchange Commission in January 1992 by Rosenthal & Rosenthal, Inc., a New York corporation ("R&R"), as amended by Amendment No. 1 dated June 30, 1997 (the "Initial Schedule 13D"). The purpose of filing this Amendment is to reflect the change since the most recent filing that R&R has sold all of the Shares it beneficially owned and is no longer the beneficial owner of more than 5% of such Shares. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Initial Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended by deleting the phrase "Exhibit 7" at the end of the first paragraph and substituting therefor the phrase "Exhibit 8."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended in its entirety to read as follows:

         (a) and (b) See (c) below. R&R and the Parent no longer beneficially own any Shares.

         (c) On July 16, 1997, R&R sold, of the 209,195 Shares it beneficially owned, 190,000 Shares at a price per share of $6.00 and 2,400 Shares at a price per share of $6.75 on the NASDAQ Small Cap Market, thereby reducing the percentage of Shares beneficially owned by R&R from 8.1% to below 5%. R&R sold 16,795 Shares in the aggregate, the amount of which equals the remainder of the 209,195 Shares owned by R&R, on July 11, 14, 15 and 17, 1997 on the NASDAQ Small Cap Market, thereby reducing the percentage of Shares beneficially owned by R&R to 0%.

         (d) None.

         (e) July 16, 1997.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 8 -  Joint Filing Agreement dated as of July 22, 1997 by and between R&R and the Parent.


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                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 1997

                                 ROSENTHAL & ROSENTHAL, INC.


                                 By /s/ Stanley Pollack
                                    --------------------------------------
                                    Name: Stanley Pollack
                                    Title: Senior Executive Vice President


                                 ROSENTHAL, INC.


                                 By /s/ Stanley Pollack
                                    --------------------------------------
                                    Name: Stanley Pollack
                                    Title: Executive Vice President



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                                  EXHIBIT INDEX


Exhibit 8 -     Joint Filing Agreement dated as of July 22, 1997 by and between
                R&R and the Parent.